UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07007563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Karvy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Cliff Street
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Gerald Francis
(Name – *if individual, state last, first, middle name*)

319 Littleton Road (Address) Westford (City) Massachusetts (State) 01886 (Zip Code)

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY 30 2007
WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, UDAY RAYAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karvy, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

KERRY CAPRICCIO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEBRUARY 13, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KARVY, INC.

INDEX

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditor's Report

To the Board of Directors
KARVY, INC.
New York, New York

I have audited the accompanying balance sheets of KARVY, INC., as of March 31, 2007 and 2006, and the related statements of operations, changes in stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KARVY, INC. as of March 31, 2007 and 2006, and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Independent Auditor's Report - continued

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gerald F. Paolilli
Certified Public Accountant

Westford, Massachusetts
April 26, 2007

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

KARVY, INC.

BALANCE SHEETS
As of March 31, 2007 and 2006

	2007	2006
Assets:		
Current Assets:		
Cash and cash equivalents	$ 228,966	$ 221,377
Other current assets	6,873	12,281
Total Current Assets	235,839	233,658
Fixed assets, net	16,641	16,452
Deposit	10,000	10,000
Total Assets	$ 262,480	$ 260,110
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 4,728	$ 20,548
Stockholder's Equity:		
Common Stock, No par Value, 1500 shares authorized	995,000	725,000
Accumulated Deficit	(737,248)	(485,438)
	257,752	239,562
Total Liabilities and Stockholder's Equity	$ 262,480	$ 260,110

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2007 and 2006

	2007	2006
Revenues:		
Retainer fee income	$ 324,845	$ 92,000
Commission Income	600	0
Interest	1,299	500
Other	58	1,930
	326,802	94,430
Operating expenses:		
Professional fees	165,339	153,693
Salaries and related expenses	145,888	85,299
Travel & entertainment	40,154	35,960
Commission Expense	39,500	0
Occupancy	35,684	34,438
Insurance	33,431	2,859
Quote service	30,083	14,757
Regulatory compliance	24,073	24,222
Communications	19,751	6,422
Miscellaneous	16,598	4,826
Clearing charges	12,523	4,772
Depreciation	5,089	3,049
Office supplies & expense	4,802	7,144
Legal Fees	4,600	28,945
Dues & subscriptions	1,022	1,982
Conferences	75	5,120
Total operating expenses	578,612	413,488
Net loss	$ (251,810)	$ (319,058)

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2007 and 2006

	Common Stock						
	Shares		Amount		Deficit		Total
Balance, March 31, 2005	2	$	205,000	$	(166,380)	$	38,620
Capital Contributions	11		520,000		0		520,011
Net Loss			0		(319,058)		(319,058)
Balance, March 31, 2006	13		725,000		(485,438)		239,573
Capital Contributions	10		270,000		0		520,011
Net Loss			0		(251,810)		(319,058)
Balance, March 31, 2007	23	$	995,000	$	(737,248)	$	440,526

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

KARVY, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net Loss	$ (251,810)	$ (319,058)
Adjustments to Reconcile Net Loss to net cash used in operating activities:		
Depreciation	4,600	3,049
Increase in other current assets	5,408	(10,280)
Increase in accounts payable and accrued expenses	(15,820)	1,382
Net cash used in operating activities	(257,622)	(324,907)
Cash Flows used in Investing Activities:		
Purchase of fixed assets	(5,278)	(7,199)
Cash Flows from Financing Activities:		
Capital contributions	270,000	520,000
Net increase in cash and cash equivalents	7,100	187,894
Cash and cash equivalents - Beginning,	221,377	33,483
Cash and cash equivalents - Ending,	$ 228,477	$ 221,377

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are integral part of these financial statements.

KARVY, INC

NOTES TO FINANCIAL STATEMENTS
March 31, 2007

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Karvy, Inc. "the Company", was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd, India, "Karvy Consultants". The Company, which is located in New York City, is a registered Broker and Dealer in securities, The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
The Company receives consulting fees for advising Indian clients on U.S entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2007, there was no deferred revenue.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture & fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
March 31, 2007

Note 2. Fixed Assets

The Company's fixed assets consisted of:

Computer and office equipment	$ 19,992
Furniture & fixtures	6,154
	26,146
Less accumulated depreciation	(9,505)
Fixed assets, net	$ 16,641

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2007, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company leases office space in New York City under a three year lease term ending September 30, 2007. Future minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year are as follows:

2007	$18,024

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2007) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 7. Continuing Operations

As a wholly owned subsidiary of Karvy Consultants Ltd., India, the Company is dependant upon future contributions of capital to continue future operations. Karvy Consultants has committed to providing future capital financing support necessary to fund future operations and for the Company to maintain minimum "Net-Capital" as required by rule 15c3-1.17 A-5, of the Securities and Exchange Act of 1934.

Note 8. Income Taxes

Since inception The Company has incurred Net Operating Losses in each tax year totaling $734,000. Accordingly, a provision for income tax expense has not been included in the Company's financial statements. In addition the Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise when the available prior years' Net Operating Losses are applied towards offsetting taxable income which may arise in future years.

The availability of prior years Net Operating Losses, which may be utilitized to offset future years' taxable income, will expire as follows:

March 31,	
2025	$166,000
2026	318,000
2027	250,000
	$734,000

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2007

COMPUTATION OF NET CAPITAL		
Stockholder's equity		$ 239,573
Less non-allowable assets:		
Other current assets	$ 6,873	
Fixed assets, net	16,641	
Deferred charges	10,000	
		33,514
Net Capital		$ 206,059
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 4,728
Total Aggregate Indebtedness		$ 4,728
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		$ 5,000
Excess Net Capital		$ 201,059
Ratio: Aggregate indebtedness to net capital		0.02

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes and independent auditors' report.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of March 31, 2007)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	206,059
Net audit adjustments		0
Net Capital per above	$	206,059

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
KARVY, INC.
New York, New York

In planning and performing my audit of the financial statements and supplementary schedules of KARVY, INC. for the year ended March 31, 2006, I considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

I also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Gerald F. Paolilli,
Certified Public Accountant

END

Westford, Massachusetts
April 26, 2007

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS